

May 6, 2011

Via E-Mail
Yan Lin
Chief Executive Officer
Jintai Mining Group, Inc.
c/o Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, NY 10022

> **Re: Jintai Mining Group, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **File No. 333-168803**
> **Filed April 22, 2011**

Dear Mr. Lin:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note your revised disclosure regarding your NYSE Amex listing. Provide us with the name and phone number of the person reviewing your listing application at the Exchange.

Our Products, page 68

2.   We note your response to prior comment one, which indicates that cost allocation to tailings inventory does not occur in your fiscal first and third quarters. Your response also specifies that a physical inventory occurs during the first week of April and October each year. Finally, you indicate that your tailings ending inventory at the end of your third fiscal quarter is calculated by subtracting the third quarter's actual sales quantities and amounts from the second quarter's ending inventory balance. It remains unclear to us how you ensure the accuracy of your financial statements for periods in which you do not conduct a physical inventory count. Please clarify the following:

- Quantify the amount of inventory costs reallocated to tailings inventory during the fiscal fourth quarter of 2011 that should have occurred during the fiscal third quarter of 2011, as well as the amounts reallocated to tailings inventory during the fiscal fourth quarter of 2010 that should have occurred during the fiscal third quarter of 2010;

- Explain to us why subtracting a subsequent quarter's sales from a prior quarter's ending inventory results in an accurate recognition of ending inventory. In this regard, it appears you would need to account for a given quarter's production to accurately record ending inventory;

- Describe to us in further detail your inventory procedures for products other than tailings. Your response should separately describe for each product the timing of physical inventory counts, how you account for production, how you record sales, and how you determine ending inventory, including both costs and quantities, at each interim and year end reporting date; and

- Tell us how you assessed whether your financial statements as of and for the nine months ended December 31, 2011 and December 31, 2010 were materially misstated due to this non-allocation of costs to tailings inventory and your inventory calculation methods. Your response should address in detail and by product the impact to each of the related accounts including inventory, cost of sales, gross profits and net income.

Note 2 Summary of Significant Accounting Policies, page Q-6

9. Capitalized development and ore access costs, page Q-7

3.   We note your response to prior comment three which indicates that your initial estimate of reserves is 1 million tons of run-of-mine ores and is the basis for your depletion calculations. Please tell us why you used the initial estimate of reserves of 1 million tons rather than the 1,886,000 tons of reserves as disclosed on page 66 as the basis for your depletion calculations. Further, provide a roll-forward of your reserve estimates as of March 31, 2010 through March 31, 2011 or as of the most recent practicable date.

4.   As previously requested in prior comment three of our letter dated April 13, 2011 and prior comment 4 of our letter dated March 25, 2011, please revise your interim and year end accounting policy for capitalized development and ore access costs to definitively state, if true, that your depletion base for your units of production depletion method consists of proven and probable reserves.

11. Impairment of long lived assets, page Q-8

5.   Your response to prior comment two appears to indicate that management made a decision to dispose of certain fixed assets in April 2010, but you intend to record a loss on disposal in the period ended March 2011. Please tell us the amount of the loss you intend to record in the period ended March 31, 2011, and clarify how you considered whether or not these assets were impaired when the decision was made to dispose of the assets in April 2010. Refer to ASC 360-10-35-21 for guidance.

Note 14 Convertible Notes and Warrants, page Q-18

Fair Value on a Recurring Basis, page Q-19

6.   We note your presentation indicates the fair value of your warrant liability was $1,708,000 as of April 30, 2010. However, it appears your warrants were issued after April 30, 2010. Please revise.

7.   We note you have not recorded any change in fair value of your warrants for the period ended December 31, 2010. Please explain in detail why this is the case.

8.   We note from your response to prior comment four that you have concluded your outstanding warrants should be classified as liabilities pursuant to ASC 815-40-15. We also note from your disclosure here that you valued the warrants using a Black-Scholes pricing model. However, we note the Black-Scholes model is a single path model that does not take into account the potential exercise price adjustments under your warrants' anti-dilution price protection provisions. Please clarify why you believe the Black-Scholes valuation model is appropriate to value your warrants.

Note 24 Restatement of Financial Statements, page Q-23

Consolidated Statements of Operations, page Q-24

9.   We note that your general and administrative expenses was restated and not presented as a reconciling item.   Please revise your disclosure to present additional reconciling items as appropriate such that you have reflected all changes to individual line items that impact your restated net income.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Cannarella at (202) 551-3337 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Arthur Marcus, Esq.